Filed by OncoGenex Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OncoGenex Pharmaceuticals, Inc.

Commission File No.: 033-80623

On March 8, 2017, OncoGenex Pharmaceuticals, Inc. and Achieve Life Science, Inc. issued the following press release:

Achieve Life Sciences and OncoGenex Pharmaceuticals Announce Cytisine

Symposium at the Annual Society for Research in Nicotine and Tobacco

Conference (“SRNT”)

Professor Nancy Rigotti, MD, will chair a symposium entitled “Cytisine Update: Moving

Research Forward Toward a Globally Affordable Tobacco Cessation Medication”

Other presenters include Natalie Walker, PhD; David Shurtleff, PhD; SooHee Jeong, PhD;

and Kamran Siddiqi, PhD.

MILL VALLEY, Calif. March. 8, 2017 — BOTHELL, Wash. and VANCOUVER, British Columbia, Achieve Life Sciences, Inc. (“Achieve”), and OncoGenex Pharmaceuticals, Inc. (NASDAQ: OGXI) (“OncoGenex”) today announced that the Society for Research in Nicotine and Tobacco (SRNT) will be holding a symposium on cytisine research at this year’s annual conference, to be held at the Firenze Fiera Congress and Exhibition Center in Florence, Italy from March 7th – 11th. The cytisine symposium will be on Friday 10th March at 10:30 a.m.

Professor Nancy Rigotti, MD, Massachusetts General Hospital/Harvard Medical School is chairing the symposium, with presentations from Associate Professor Natalie Walker, PhD, National Institute for Health Innovation, University of Auckland, on “Cytisine versus Varenicline for Smoking Cessation: Two Clinical Trials from the Australasian Cytisine Trialist Group” and “The Challenge to Getting Cytisine Licensed For Use Worldwide: Policy Considerations”. Dr. Walker conducted the 2014 CASCAID Phase 3 clinical trial – a 1,310 patient trial comparing cytisine to nicotine replacement therapy.

Further to Achieve’s collaboration with the National Institute of Health (NIH) to advance research on cytisine, Dr. David Shurtleff, PhD and Deputy Director at the NIH, National Center for Complementary and Integrative Health, will also be presenting: “The Regulatory Science of Cytisine: Results from Pre-Clinical GLP-Regulated Safety Assessment”.

Other topics to be covered at the symposium include a presentation on cytisine for smoking cessation in tuberculosis patients, to be presented by Kamran Siddiqi, PhD, University of York; and a presentation by SooHee Jeong, PhD, University of Auckland, about the concentration-effect relationship in smokers in relation to plasma cytisine concentrations, cigarette craving, withdrawal, smoking satisfaction and mood.

Dr. Anthony Clarke, PhD, Chief Scientific Officer of Achieve commented, “Significant research advances are progressing with cytisine. Achieve appreciates the contributions from the scientific community in aiding Achieve in its efforts to obtain regulatory approval for cytisine as a cost-effective smoking cessation treatment”.

Professor Nancy Rigotti added, “The scientific community considers cytisine to potentially be a globally affordable tobacco cessation treatment. Regulatory authorities should be encouraged to progress the availability of cytisine as a matter of priority.”

Two Phase 3 clinical trials of cytisine have been successfully completed in over 2,000 patients. The TASC Phase 3 trial was a 740 patient, double-blind placebo controlled trial conducted by University College London. The CASCAID trial was a 1,310 patient, single-blind trial comparing cytisine to nicotine replacement therapy. Both trials were published in the New England Journal of Medicine in December 2011 and December 2014 respectively.

Achieve announced on 5th January that it has entered into a definitive merger agreement with OncoGenex Pharmaceuticals, Inc.

About Achieve and Cytisine

Achieve is developing cytisine as a smoking cessation aid. Cytisine is a plant-based alkaloid with a high binding affinity to the nicotinic acetylcholine receptor. It is an established smoking cessation treatment that has been approved and marketed in Central and Eastern Europe for more than 15 years. It is estimated that over 20 million people have used cytisine to help combat nicotine addiction, including approximately 2,000 patients in Phase 3 clinical trials conducted in Europe and New Zealand. Achieve’s focus is to address the global smoking health epidemic, which is currently the leading cause of preventable death and is responsible for nearly six million people losing their lives annually worldwide. Discussions have been held with FDA and a European regulatory agency to determine the clinical and regulatory pathway towards making cytisine widely available.

Important Additional Information about the Proposed Merger

This communication is being made in respect of the proposed merger involving OncoGenex Pharmaceuticals, Inc. and Achieve Life Science, Inc. OncoGenex intends to file a registration statement on Form S-4 with the SEC, which will contain a joint proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The final joint proxy statement/prospectus will be sent to the stockholders of OncoGenex and Achieve. The joint proxy statement/prospectus will contain information about OncoGenex, Achieve, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the joint proxy statement/prospectus and proxy card by mail, stockholders will also be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about OncoGenex, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: OncoGenex Pharmaceuticals, Inc., 19820 North Creek Parkway, Suite 201, Bothell, WA 98011, Attention: Investor Relations or to Achieve Life Science, Inc., 30 Sunnyside Avenue, Mill Valley, CA 94941, Attention: Rick Stewart.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

OncoGenex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from OncoGenex’s stockholders with respect to the matters relating to the proposed merger. Achieve and its officers and directors may also be deemed a participant in such solicitation. Information regarding OncoGenex’s executive officers and directors is available in OncoGenex’s proxy statement on Schedule 14A, filed with the SEC on April 21, 2016. Information regarding any interest that OncoGenex, Achieve or any of the executive officers or directors of OncoGenex or Achieve may have in the transaction with Achieve will be set forth in the joint proxy statement/prospectus that OncoGenex intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed merger. Stockholders will be able to obtain this information by reading the joint proxy statement/prospectus when it becomes available.

About OncoGenex

OncoGenex is a biopharmaceutical company committed to the development and commercialization of new therapies that address treatment resistance in cancer patients. The company’s product candidate, apatorsen (OGX-427), is designed to inhibit production of Hsp27, disable cancer cells’ defenses and overcome treatment resistance. Hsp27 is an intracellular protein that protects cancer cells by helping them survive, leading to resistance and more aggressive cancer phenotypes. Both the potential single-agent activity and synergistic activity of apatorsen with cancer treatments may increase the overall benefit of existing therapies and augment the durability of treatment outcomes, which could lead to increased patient survival. More information is available at www.OncoGenex.com and at the company’s Twitter account: https://twitter.com/OncoGenex_IR.

OncoGenex’ Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed merger with Achieve Life Science; the development and potential regulatory approval of cytisine; the potential benefits of cytisine; and the cost of cytisine. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. OncoGenex and/or Achieve may not actually achieve the proposed merger, or any plans or product development goals in a timely manner, if at all, or otherwise carry out the intentions or meet the expectations or projections disclosed in these forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others, the failure of the OncoGenex or Achieve stockholders to approve the transaction; the failure of either party to meet the closing conditions of the transaction; delays in completing the transaction and the risk that the transaction may not be completed at all; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; the success of the combined businesses; operating costs and business disruption during the pendency of and following the proposed merger; the risk that product candidates will not receive regulatory approval or be successfully commercialized; the risk that new developments in the rapidly evolving cancer therapy landscape require changes in business strategy or clinical development plans; the risk that product candidates may not demonstrate the hypothesized or expected benefits; general business and economic conditions; and the other factors described in our risk factors set forth in OncoGenex’s filings with the Securities and Exchange Commission from time to time, including its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. OncoGenex undertakes no obligation to update the forward-looking statements contained herein or to reflect events or circumstances occurring after the date hereof, other than as may be required by applicable law.

Achieve Contact Rick Stewart ir@achievelifesciences.com (415) 670-9050	OncoGenex Contact Jim DeNike jdenike@oncogenex.com (425) 686-1514